Exhibit 99.1

GasLog Ltd. To Hold Special General Meeting of Shareholders

Piraeus, Greece — May 3, 2021 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) today announced that it has called a special general meeting of shareholders (the “Special Meeting”), to be held on June 4, 2021, to consider and vote on the proposal to approve (i) the previously announced merger contemplated by that certain agreement and plan of merger, dated as of February 21, 2021 (as amended, the “Merger Agreement”), by and among GasLog, GEPIF III Crown Bidco L.P., a Cayman Islands exempted company, and GEPIF III Crown MergerCo Limited, a Bermuda exempted company (“Merger Sub”), pursuant to which Merger Sub will merge with and into GasLog with GasLog as the surviving company in the merger, (ii) the Merger Agreement and (iii) the statutory merger agreement contemplated by the Merger Agreement.

Holders of record of GasLog’s common shares and 8.75% Series A Cumulative Redeemable Perpetual Preference Shares on April 30, 2021 will be entitled to attend and vote at the Special Meeting, including any postponement or adjournment thereof.

Additional information regarding the Special Meeting and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about GasLog, the proposed merger and related matters, without charge, from the SEC’s website at www.sec.gov. Shareholders are urged to read the definitive proxy statement, including any documents incorporated by reference, and its annexes carefully and in their entirety. If shareholders have any questions concerning the proposed merger or the proxy statement, would like additional copies of the proxy statement or need help voting its common shares or preference shares, please contact the GasLog’s proxy solicitor D.F. King & Co., Inc. at +1 (800) 628-8532.

GasLog and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote, or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the closing of the merger, that GasLog expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	the ability of GasLog and BlackRock’s Global Energy & Power Infrastructure Team (collectively, “GEPIF”) to consummate the merger is difficult to predict, involve uncertainties that may materially affect actual results and that may be beyond the control of GasLog and GEPIF, including, but not limited to, the satisfaction of the conditions to the closing of the merger or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or cause delays in the consummation of the merger;
•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities;
•	funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time that it may take to construct and deliver new buildings and the useful lives of our ships;

•	fluctuations in currencies and interest rates;
•	the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact of environmental liabilities on us and the shipping industry, including climate change;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
•	other risks and uncertainties described in the GasLog’s Annual Report on Form 20-F filed with the SEC on March 5, 2021, and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

GasLog

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.